January 4, 2007

Mail Stop 4-6

Mr. Yossi Attia
Chief Executive Officer
Euroweb International Corp.
468 North Camden Drive, Suite 256(I)
Beverly Hills, California 90210

Re: **Re: Euroweb International Corp.**
       Form 10-KSB for the Year Ended December 31, 2005
       File No. 001-12000

Dear Mr. Attia:

We issued comments to you on the above captioned filing on November 30, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **January 5, 2007** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **January 5, 2007,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the Staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact the undersigned at 202-551-3499 if you have any questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief